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ngreene@shearman.com	January 15, 2010
(212) 848-4668

Via Email

Mr. John Ganley
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Response to comments to First Eagle Funds Statutory Prospectus

Dear John:

This letter responds to the comments you provided us last week to the First Eagle Funds Form N-1A Registration Statement filed on November 18, 2009 (the “Trust” and the “Registration Statement,” respectively).  Below, we identify each of your comments and offer our responses.  Capitalized terms used but not defined have the meaning ascribed to them in the Registration Statement.  We have also included a revised draft of the Registration Statement, amended to address your comments and marked to show changes.(1)  As an administrative matter we also note that we need the Registration Statement to be declared effective March 1, 2010 (the normal effective date for our annual updates) and any follow-on filings will specify that date.

I.              Prospectus – Cover page

1.             COMMENT: You commented that we should place the ticker symbols for each of the five funds on the cover page, and remove the ticker symbols from each fund’s summary section within the prospectus.  You acknowledged, however, that when the individual fund summaries are filed each will list its own ticker symbol on its summary cover page.

(1)   The draft is organized as a Prospectus and Statement of Additional Information, with pagination for each part separately numbered.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MUNICH

NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

RESPONSE: As you will note from the attached draft at page 1, we added tickers there to address your comment and have removed the ticker symbols from any internal pages.

II.            Prospectus – Summary Section (Investment Objective, Fees and Expenses, Principal Investment Strategies, Principal Investment Risks, Investment Results)

A.               General comments to the Global Fund, Overseas Fund, U.S. Value Fund, Gold Fund, Fund of America (these comments apply to each fund’s summary section)

1.             COMMENT: You commented that we should delete the second and third sentences under the Fees and Expenses section.  For purposes of quick reference, that text read as follows:  “Shareholder fees are paid directly from your investment. Operating expenses are paid from the Fund’s assets and therefore are incurred by shareholders indirectly.”

RESPONSE: As you will note from the attached draft at various pages within the summary sections, we deleted the language to address your comment.

2.             COMMENT: You commented that we should include additional references in the second paragraph of the first page of each summary to refer to the specific page number within the prospectus, and a reference to the page number and section where the fee and expense information, and in particular breakpoint information, can be found in the statement of additional information.

RESPONSE: As you will note from the attached draft at various pages, we added these references to address your comment.

3.             COMMENT: You commented that we should move the text of the first footnote of the “Fees and Expenses” table to a parenthetical within the table.  For purposes of quick reference, that text read as follows:  “Expenses that you pay each year as a percentage of the value of your investment.”  This was one of several comments that you said reflected an interest by the SEC staff in reducing the use of footnotes in mutual fund documents.

RESPONSE: As you will note from the attached draft at various pages within the summary sections, we moved the language to address your comment.

4.             COMMENT: You commented that we should delete the second footnote of the Fees and Expenses table defining the relevant index or indices to which the table refers.

RESPONSE: As you will note from the attached draft at various pages, we deleted this footnote.  We also added a new section to the body of the statutory prospectus in which we define all of the indexes.

5.             COMMENT: You commented that we should delete the penultimate sentence of the Example paragraph under the Fees and Expenses section.  For purposes of quick reference, that text read as follows:  “The example does not represent the Fund’s actual past or future expenses and returns.”

RESPONSE: As you will note from the attached draft at various pages, we deleted this sentence.

6.             COMMENT: You commented that we should move to the “Example” table as a parenthetical that footnote to the Example chart that states “Class C shares have a one year contingent deferred sales charge.”

RESPONSE: As you will note from the attached draft at various pages, we moved this footnote to address your comment.

7.             COMMENT: You commented that under the Principal Investment Strategies, we should describe the maturity and quality of the fixed-income and short-term debt in which each fund invests.

RESPONSE: As you will note from the attached draft at various pages, we added language to address your comment.

8.             COMMENT: You commented that the last sentence of the first paragraph of the Principal Investment Strategies states that each fund invests in “precious metals,” but that the corresponding Principal Investment Risks describe only a “Gold Risk.”  Therefore, you commented that we should revise the last sentence in the Principal Investment Strategies or add a precious metals risk.  This was the first of several comments that you offered that you said were intended to assure that for each Principal Investment Risk there is corresponding text regarding a Principal Investment Strategy and vice versa.

RESPONSE: As you will note from the attached draft at various pages, we revised the sentence to refer to the possibility of investments in “gold and other precious metals.”

9.             COMMENT: You commented that we should change the “Smaller Company Risk” to refer instead to “Small and Medium-Size Company Risk.”  In addition, you commented that we should add a sentence in the Principal Investment Strategies about investment in small and medium-sized companies.

RESPONSE: As you will note from the attached draft at various pages, we revised this language and added a corresponding sentence in the Principal Investment Strategies section.

10.           COMMENT: You commented that we should move the defensive strategy paragraph, located under the Principal Investment Risks section, to the beginning of the section.

RESPONSE: We believe that moving this language as suggested – which would place it before the risks faced by each fund in its day-to-day investment program – will give undue weight to the prospect and risks of a defensive strategy.  We therefore prefer to keep the language in its current location.

11.           COMMENT: You commented that we should move the following sentences to the beginning of the “Principal Investment Risks” section:  “As with any mutual fund investment, you may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.”  You said that you believe this is the most significant risk and therefore should be included first.

RESPONSE: As you will note from the attached draft at various pages, we moved these sentences as you suggested.

12.           COMMENT: You commented that we should either delete the sentence that states “For more information on the risks of investing in the Fund,

please see the More Information about the Funds’ Investments section” or add a hyperlink from the summary section to the More Information about the Funds’ Investments section found in the statutory prospectus.

RESPONSE:  We prefer not to make this change as we believe, first, that this is a useful and straightforward cross-reference and, second, that neither the instructions to Form N-1A nor the new summary prospectus guidance requires the suggested hyperlink.  For your reference, our website cross-referencing protocol will show the prospectus and SAI table of contents as a listing of hyperlinks adjacent to each page of the summary prospectus when that page is viewed electronically.

13.           COMMENT: You commented that we should add a brief explanation of how the information in the Investment Results table illustrates the variability of each fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the fund by showing changes in the fund’s performance from year to year and by showing how the fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance).

RESPONSE: As you will note from the attached draft at various pages, we added the suggested language.

14.           COMMENT: You commented that we should add “(before or after taxes)” at end of the sentence that currently reads:  “As with all mutual funds, past performance is not an indication of future performance”.  This sentence appears in the Investment Results section.

RESPONSE: As you will note from the attached draft at various pages, we added the suggested language.

15.           COMMENT: You commented that we should move the reference to each fund’s website and phone number to the top of the Investment Results section.

RESPONSE: We prefer the current location for this information, which we believe is appropriate and provides sufficient prominence.

16.           COMMENT: You commented that we should delete certain language from footnote one to the Average Annual Total Returns table, so that the footnote, after those revisions, will read as follows: “This table discloses after-tax returns only for Class A shares. After-tax returns for Class C and Class I shares will vary. After-tax returns are calculated using the highest individual federal income tax rate for each year. Returns do not reflect the effect of state and local taxes. Actual after-tax returns depend on your individual tax situation. After-tax returns are not relevant to investors in tax-deferred accounts, such as 401(k) plans or individual retirement accounts.”

RESPONSE: As you will note from the attached draft at various pages, we conformed the footnote to your suggested language.

17.           COMMENT: You commented that we should move footnote two of the Average Annual Total Returns table to a location within the table.  For purposes of quick reference, that footnote read as follows:  “Inception of Class C shares is [date].”

RESPONSE: As you will note from the attached draft at various pages, we moved this language as suggested.

18.           COMMENT: You commented that we should delete footnote three of the Average Annual Total Returns table.  For purposes of quick reference, that footnote read as follows:  “The MSCI World Index is a widely followed, unmanaged group of stocks from 23 international markets and is not available for purchase. The index provides total returns in U.S. dollars with net dividends reinvested.”

RESPONSE: As you will note from the attached draft at various pages, we deleted this footnote.

19.           COMMENT: You commented that we should delete the first sentence of the paragraph under the Our Management Team section.  For purposes of quick reference, that footnote read as follows:  “The investment adviser to the Fund is ASB Advisers, a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc., based in New York City since 1937.”

RESPONSE: As you will note from the attached draft at various pages, we deleted this sentence.

B.               Specific comments to the Global Fund’s Summary Section

1.             COMMENT: You commented that we should delete the following bracketed text appearing in Global Fund’s statement of its investment objective:  “First Eagle Global Fund (“Global Fund”) seeks long-term growth of capital [by investing in a range of asset classes from markets in the United States and throughout the world].”

RESPONSE: We believe that it would be inappropriate to delete this text, because it appears to be stated as an integral part of a fundamental policy of the fund.  Please see page 13 of the Statement of Additional Information, which states that Global Fund’s investment objective is fundamental and may not be changed without shareholder approval.

2.             COMMENT: You commented that we should include an additional sentence that describes why the investment strategy of the Global Fund should be considered to be “global”.  You said this should be in addition to the existing statement that Global Fund invests in at least three different countries and is intended, at least in part, to emphasize the foreign investment risks of a global fund.

RESPONSE: As you will note from the attached draft, we included language that states that Global Fund invests a significant portion of its total assets in foreign investments.

C.               Specific comments to the Gold Fund’s Summary Section

1.             COMMENT: You requested that we supplementally explain to you what is intended when we say that the Gold Fund invests in assets and/or securities “directly related to gold or of issuers principally engaged in the gold industry, including securities of gold mining finance companies as well as operating companies with long-, medium- or short-life mines.”  Further, you requested that we assure the SEC staff that the fund is an investment company and not a commodity pool.

RESPONSE: The language that you asked us to explain refers to two categories of investments:  (1) assets and/or securities directly related to gold and (2) securities of companies active in various stages of gold production.  The second category is presumably self-explanatory.  The first category contemplates a range of assets that include gold-linked notes (a note whose payment stream corresponds to the price of gold), gold warehouse receipts, physical gold bullion, gold ETF securities, and the like. We also confirm that the Gold Fund is an investment company and not a commodity pool.  A substantial majority of its assets have at all times been comprised of instruments that are securities for purposes of investment company status.

D.               Specific comment to the First Eagle Fund of America’s Summary Section

1.             COMMENT: You commented that we should add options, repurchase agreements and derivatives as the type of equity securities in which the fund will invest.

RESPONSE: As you will note from the attached draft at page [39], we revised the “Principal Investment Strategies” to include options, repurchase agreements, and derivatives.

III.           Prospectus – Redemption Fee

1.             COMMENT: You inquired about the First Eagle Funds redemption fee policy.  Specifically, you requested that we explain why the First Eagle Funds permits investors to exchange the shares of one fund for the shares of another fund without charging a redemption fee.

RESPONSE:  As an initial matter, we wish to be clear that, while a redemption fee is not charged on an exchange, the shareholder making the exchange may be subject to a redemption fee as to those shares at the point of a later redemption, so that the exception from the fee must be understood as only a limited one.  Also as an initial matter, we note that the redemption fee arrangements have been specifically approved by the First Eagle Funds Board of Trustees as required under Rule 22c-2.  It is the business judgment of the Board of Trustees that the redemption fee arrangements are reasonably designed to protect the funds from abusive short-term trading of fund shares.  In particular, and as you are aware, Rule 22c-2 requires that a fund board determine whether a redemption fee is, “in its judgment … necessary or appropriate to recoup for the fund the costs it may incur as a result of those redemptions or to otherwise eliminate or reduce so far as practicable any dilution of the value of the outstanding securities issued by the fund, the proceeds of which fee will be retained by the fund.”

The First Eagle Funds Board of Trustees, in consultation with management, determined that a redemption fee policy that does not levy a fee on exchanges nonetheless significantly reduces the incidence of short-term trading and its related costs and prospects for dilution and is thus fully appropriate under the rule.  That is certainly so when the redemption fee is considered as one part of a larger whole, i.e., when the anti-dilutive effect of the fee is considered in the context of the funds’ broader efforts to combat abusive short-term trading, which efforts include an active trade surveillance program.

That the Board of Trustees’ judgment deserves substantial deference was highlighted by the SEC when it adopted Rule 22c-2 as follows:

“[Rule 22c-2] permits each board to take steps it concludes are necessary to protect its investors, and provides the board flexibility to tailor the redemption fee to meet the needs of the fund.”

Finally, it is instructive to note that the funds originally applied a redemption fee on exchanges, so that the Trustees and management have experience with both types of redemption fee arrangements.  As both were found to achieve the desired ends, it appears especially appropriate for the Trustees to have opted for the more narrowly tailored structure and therefore minimizing deviation from the basic statutory intent that redemptions/exchanges should be processed at net asset value.

IV.           Prospectus – Exhibits

1.             COMMENT: You commented that we should file the form of Power of Attorney as an exhibit to the Registration Statement.

RESPONSE:  We will add the Power of Attorney as an exhibit to the next filing.

*              *              *              *              *

The First Eagle Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the First Eagle Funds acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above and in the attached draft adequately address all of your comments.  Should you have any follow-up questions concerning this letter or the attached draft, please do not hesitate to contact me at (212) 848-4668 or Michael J. Blankenship at (212) 848-8531.

Very truly yours,

/s/ Nathan Greene
Nathan Greene

Enclosure

cc:	Suzan Afifi (First Eagle)
Mark Goldstein (First Eagle)